

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 9, 2008

Via U.S. Mail

Mr. Tong Jilu
Chief Financial Officer
China Unicom Limited
75th Floor, The Center
99 Queen's Road Central
Hong Kong

> **RE: China Unicom Limited**
> **Form 20-F for the Year ended December 31, 2006**
> **Filed June 29, 2007**
> **File No. 001-15028**

Dear Mr. Tong:

We have reviewed your supplemental response letter dated December 21, 2007 as well as your filing and have the following comments. As noted in our comment letter dated August 14, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

1.   We note your response to comment 1. In future filings, provide transparent disclosures with respect to the impact on the financial statements for all periods presented if the handset losses were to be recognized upfront upon the sale of the handsets and the deferred subscriber acquisition costs would not have been amortized over the term of the service contract.

2.   Refer to the consolidated statements of income on page F-6. Since you indicate in your response to comment 1 that you deferred the loss on the sale of the handset over the contract period, tell us the reasons why the costs of telecommunication products significantly exceeds the sale of telecommunication products amounts for all periods presented.

*   *   *   *

Please respond to the above comments within 10 business days or tell us when you will provide us with a response. Please submit your correspondence over EDGAR. You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director